

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 1, 2018

Via E-mail
Sivasankaran Somasundaram
Chief Executive Officer
Wellsite Corporation
2445 Technology Forest Blvd
Building 4, 9th Floor
The Woodlands, Texas 77381

> **Re:** **Wellsite Corporation**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form 10**
> **Submitted January 12, 2018**
> **CIK No. 0001723089**

Dear Mr. Somasundaram:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe revisions in response to these comments are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

Reasons for the Separation, page 123

1. We note your response to prior comment 7. However, it does not appear the negative factors discussed in the first bullet point fully capture the negative factor discussed in the previously disclosed third bullet point. If the board of directors considered the increased significance of the increased costs to your stand-alone business as a potential negative factor in evaluating the separation, please provide a separate bullet point to discuss. Also, it is unclear why you have deleted the previously disclosed bullet point 4 given your disclosure at the top of page 16 that you anticipate incurring one-time costs of the separation. Please revise.

       You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Dan Morris, Special Counsel, at (202) 551-3314 with any other questions.

                          Sincerely,

                          /s/ Dan Morris for

                          Amanda Ravitz
                          Assistant Director
                          Office of Electronics and Machinery

cc: Joshua Ford Bonnie
         Simpson Thacher & Bartlett LLP